June 6, 2019

Christopher Peetz
Chief Executive Officer
Mirum Pharmaceuticals, Inc.
950 Tower Lane, Suite 1050
Foster City, CA 94404

       Re: Mirum Pharmaceuticals, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted May 24, 2019
           CIK No. 0001759425

Dear Mr. Peetz:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
May 16, 2019 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1

Business
Our Clinical Trials of Maralixibat in PFIC
Phase 2 INDIGO Trial, page 96

1. We note your response to prior comment 13. Please clarify the narrative discussion here to explain whether the secondary endpoint for pruritus was met. Principal Stockholders, page 150

2. We note your revised disclosures in the table, but certain of the footnotes do not appear to contain corresponding disclosure. Please reconcile or advise. Christopher Peetz
Mirum Pharmaceuticals, Inc.
June 6, 2019
Page 2

       You may contact Paul Cline at 202-551-3851 or Angela Connell at 202-551-3426 if you
have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                        Sincerely,
FirstName LastNameChristopher Peetz
                                                        Division of Corporation
Finance
Comapany NameMirum Pharmaceuticals, Inc.
                                                        Office of Healthcare &
Insurance
June 6, 2019 Page 2
cc:       Jason L. Kent - Cooley LLP
FirstName LastName